EXHIBIT 99.1

Electra Awards Structural, Mechanical & Piping Contract

TORONTO, June 04, 2026 (GLOBE NEWSWIRE) -- Electra Battery Materials Corporation (NASDAQ: ELBM; TSX-V: ELBM) (“Electra” or the “Company”) today announced the award of a structural, mechanical and piping (SMP) construction package valued at approximately C$12.4 million to Ontario-based Kilmarnock Enterprises as part of the ongoing construction activities at Electra’s cobalt sulfate refinery complex north of Toronto.

Kilmarnock Enterprises is an Ontario-based industrial contractor with extensive experience in structural, mechanical and piping construction across complex industrial and infrastructure projects. The North American refinery will support the development of a domestic supply chain for electric vehicle batteries and critical minerals.

With the Kilmarnock package, Electra has now awarded approximately C$46 million in refinery-related construction packages. The SMP package supports refinery retrofit, installation, and commissioning readiness activities across multiple process areas and includes concrete and civil work, structural steel installation, process equipment installation, piping fabrication and installation, and commissioning support activities. Electra has issued a Limited Notice to Proceed to authorize early execution activities while the parties finalize a definitive construction agreement.

“With most of the major construction packages now awarded, we are in the final stages of contracting for the remaining scopes required to complete the refinery,” said Trent Mell, CEO. “Our strategy of executing the project through multiple construction packages aligned to major process areas has allowed Electra to take a more active role in managing construction sequencing, contractor performance, project integration, and cost control. As activity ramps up across the refinery site, we are beginning to realize the benefits of this approach through improved coordination and execution across the project. The project remains in line with the budget and schedule announced in February, with safety embedded in every action, reflecting the dedication of the team we have assembled on this project.”

Images above: Construction progress at Electra’s refinery. Left: Contractors erecting the cobalt sulfate storage silo.
Right: Contractors installing structural steel for the solvent extraction plant internal pipe rack.

About Electra Battery Materials

Electra is a leader in advancing North America’s critical minerals supply chain for lithium-ion batteries. The Company’s primary focus is constructing North America’s only cobalt sulfate refinery, as part of a phased strategy to onshore critical minerals refining and reduce reliance on foreign supply chains. In addition to the Refinery, Electra holds a significant land package in Idaho’s Cobalt Belt, including its Iron Creek project and surrounding properties, positioning the Company as a potential cornerstone for North American cobalt and copper production.

Electra is also advancing black mass recycling opportunities to recover critical materials from end-of-life batteries, while continuing to evaluate growth opportunities in nickel refining and other downstream battery materials. For more information, please visit www.ElectraBMC.com.

Contact
Heather Smiles
Vice President, External Affairs & Corporate Development
Electra Battery Materials
info@ElectraBMC.com
1.416.900.3891

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This news release may contain forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws. All statements, other than statements of historical facts, are forward-looking statements, including statements regarding the approved construction budget and its sufficiency; project milestones such as contract awards, site mobilization, commissioning, mechanical completion, commercial production and ramp-up; targeted throughput and production volumes; additional capital required for commissioning and working capital; engineering studies and incremental investments; availability of equipment, reagents, feedstock and other inputs; commercial arrangements; and the availability and timing of governmental or other financial support. Generally, forward-looking statements can be identified by the use of terminology such as “plans”, “expects', “estimates”, “intends”, “anticipates”, “believes” or variations of such words, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved” or similar expressions and are based on current assumptions and expectations. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results, performance, and opportunities to differ materially from those implied by such forward-looking statements. Factors that could cause actual results to differ materially from these forward-looking statements are set forth in the management discussion and analysis and other disclosures of risk factors for Electra Battery Materials Corporation, at www.sedarplus.com and on EDGAR at www.sec.gov. Although Electra Battery Materials Corporation believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed times frames or at all. Except where required by applicable law, Electra Battery Materials Corporation disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

A photo accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/a906bc1d-5d3f-4db8-bef3-19251bb32cd0